UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Reverse Share Split

On May 21, 2025, the board of directors (the “Board”) of Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), approved a 1-for-10 reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares, wherein the 50,000,000 Class A Ordinary Shares of nominal value $0.005 each will be consolidated on a 1-for-10 basis into 5,000,000 Class A Ordinary Shares of nominal value $0.05 each and the 250,000,000 Class B Ordinary Shares of nominal value $0.005 each will be consolidated on a 1-for-10 basis into 25,000,000 Class B Ordinary Shares of nominal value $0.05 each. The Company obtained shareholder approval for the Reverse Share Split at an extraordinary general meeting on June 14, 2025.

The Company’s Class B Ordinary Shares will continue to trade on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BREA” and will begin trading on a split-adjusted basis when the market opens on Thursday, June 26, 2025. The new CUSIP number for the Company’s Class B Ordinary Shares following the Reverse Share Split will be G13311116.

The Company is effectuating the Reverse Share Split in order to raise the minimum bid price of the Company’s Class B Ordinary Shares above $1.00 per share in an effort to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the bid price for the Company’s Class B Ordinary Shares must close at $1.00 per share or more for a minimum of 10, but generally not more than 20, consecutive business days.

The Reverse Share Split will adjust the number of issued and outstanding Class A Ordinary Shares from approximately 6,338,000 shares to approximately 633,800 shares and the number of issued and outstanding Class B Ordinary Shares from approximately 17,809,074 shares to approximately 1,780,908 shares (subject to adjustment due to the effect of rounding up fractional shares into whole shares). Every 10 issued and outstanding ordinary shares of the Company as of the effective time will be consolidated into one ordinary share. In addition, the Reverse Share Split will effect a reduction in the number of shares issuable pursuant to the Company’s equity awards, warrants, and convertible preferred shares outstanding as of the effective time of the Reverse Share Split with a corresponding increase in the exercise or conversion price per share.

In connection with the Reverse Share Split, the Company will adopt a new constitution to reflect the adjustment of the number of authorized ordinary shares and the nominal value of the ordinary shares, which will be effective at 5:00 p.m. Eastern Time on June 25, 2025 (the “Amended Constitution”). The other terms of the Company’s ordinary shares are not affected by the Reverse Share Split. The Amended Constitution is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Amended Constitution is qualified in its entirety by reference to such exhibit.

No fractional shares will be issued in connection with the Reverse Share Split. Fractional shares resulting from the Reverse Share Split will be rounded up to the nearest whole share. Equiniti Trust Company, LLC is acting as transfer and exchange agent for the Reverse Share Split. Registered shareholders are not required to take any action to receive post-Reverse Share Split shares. Shareholders who are holding their shares in electronic form at brokerage firms need not take any action as the effect of the Reverse Share Split will automatically be reflected in their brokerage accounts.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276870) and Form S-8 (File No. 333-269535 and File No. 333-287999).

On June 24, 2025, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K.

Exhibit No.	Description
1.1	Constitution of Brera Holdings PLC
99.1	Press Release dated June 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer and Chief Financial Officer

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